Exhibit 99.1

Valens Semiconductor and ESWIN Computing Partner to Bring a Joint MIPI A-PHY Offering for the China Market

HOD HASHARON, Israel and BEIJING, China, April 22, 2025 – Valens Semiconductor (NYSE: VLN) and ESWIN Computing today announced that they have partnered to bring a comprehensive suite of MIPI A-PHY solutions to the Chinese market. The partnership presents Chinese automakers the opportunity to source locally manufactured, production-ready MIPI A-PHY chipsets for both sensor and display connectivity. ESWIN Computing will demonstrate the joint solutions at Auto Shanghai, taking place on April 23 - May 2.

By leveraging Valens’ A-PHY expertise and technology, as a key contributor to the MIPI A-PHY standard and ESWIN Computing’s technological capabilities and deep market understanding, the two companies are uniquely positioned to support the growing demand for MIPI A-PHY products in China.

MIPI A-PHY is the first automotive industry standard developed for in-vehicle high-speed sensor and display connectivity. The standard has attracted a growing ecosystem that is designing products based on the MIPI A-PHY. Adoption of A-PHY has been notably swift in China, where seven silicon vendors have already completed interoperability testing. Valens is a leader in MIPI A-PHY, offering the first chipsets on the market to comply with the standard, the VA7000 Series, and the first to achieve design wins with OEMs.

“China is a key innovator in the automotive industry, and it is therefore no surprise that the MIPI A-PHY standard is seeing such rapid adoption there,” said Adar Segal, Head of Automotive Business at Valens Semiconductor. “MIPI A-PHY’s pace of adoption in China represents a huge business opportunity, and our partnership with an outstanding local company, ESWIN Computing, allows us to maximize this opportunity.”

“Partnering with Valens Semiconductor allows us to efficiently augment our A-PHY offering by adding a sensor connectivity component, ensuring that Chinese automakers have access to reliable, cost-competitive, high-performance connectivity for both sensors and displays,” said Weihao Hu, President & COO at ESWIN Computing. “We’re excited to showcase our full solution at Auto Shanghai and we look forward to cooperating with the wide community of Chinese automakers on this cutting-edge technology.”

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

About ESWIN Computing

ESWIN Computing is a pioneer driving the intelligence of all things in the AI era. With next-generation RISC-V computing architecture, innovative domain-specific algorithms and intellectual properties, ESWIN Computing develops efficient, open software and hardware platforms. Focusing on smart devices and embodied intelligence as two core application scenarios, ESWIN Computing delivers highly competitive and cost-effective system-level solutions to customers worldwide.

Forward-Looking Statements

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Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Hadley McKinnon

Senior Account Executive

Fusion PR

hadley.mckinnon@fusionpr.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

michal.benari@valens.com